# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Plum Acquisition Corp. IV, CIK 0002030482
CUSIP: G7134A104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2021 Fillmore St. #2089, San Francisco, California (CA), 94115
Date of event which requires filing of this statement: 01/16/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002047679

## Reporting persons
- Plum Partners IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,685,000; sole dispositive power 0; shared dispositive power 6,685,000; aggregate amount beneficially owned 6,685,000 (27.6% of the class)
  Comment: (1) Consists of (i) 5,675,000 Class A ordinary shares of Plum Acquisition Corp. IV (the "Issuer") issuable upon conversion of 5,675,000 Class B ordinary shares of the Issuer, (ii) 570,000 restricted Class A ordinary shares, and (iii) 440,000 Class A ordinary shares that are included in the private placement units, in each case, as more fully described in the Issuer's Registration Statement on Form S-1 filed on July 31, 2024 (File No. 333-281144), as amended (the "Registration Statement") . Does not include the 220,000 Class A ordinary shares that are included in 220,000 private placement warrants which are also included in the private placement units. (2) 27.6% is calculated by using a denominator that is equal to (i) 17,250,000 Class A ordinary shares included in the issued and outstanding publicly held units of the Issuer, as reported in the Issuer's Registration Statement, (ii) 5,750,000 Class A ordinary shares issuable upon conversion of 5,750,000 Class B ordinary shares, (iii) 570,000 restricted Class A ordinary shares, and (iv) 672,875 Class A ordinary shares that are included in the private placement units.
- Kanishka Roy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,685,000; sole dispositive power 0; shared dispositive power 6,685,000; aggregate amount beneficially owned 6,685,000 (27.6% of the class)
  Comment: (1) Consists of (i) 5,675,000 Class A ordinary shares of the Issuer issuable upon conversion of 5,675,000 Class B ordinary shares of the Issuer, (ii) 570,000 restricted Class A ordinary shares, and (iii) 440,000 Class A ordinary shares that are included in the private placement units, in each case, as more fully described in the Issuer's Registration Statement. Does not include the 220,000 Class A ordinary shares that are included in 220,000 private placement warrants which are also included in the private placement units. (2) 27.6% is calculated by using a denominator that is equal to (i) 17,250,000 Class A ordinary shares included in the issued and outstanding publicly held units of the Issuer, as reported in the Issuer's Registration Statement, (ii) 5,750,000 Class A ordinary shares issuable upon conversion of 5,750,000 Class B ordinary shares, (iii) 570,000 restricted Class A ordinary shares, and (iv) 672,875 Class A ordinary shares that are included in the private placement units.

## Item 1. Issuer
Name of issuer: Plum Acquisition Corp. IV
Address of issuer's principal executive offices: 2021 Fillmore St. #2089, San Francisco, California 94115

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) Plum Partners IV, LLC;
(2) Kanishka Roy
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2021 Fillmore St. #2089, San Francisco, California 94115.
Citizenship:
(1) Plum Partners IV, LLC is Delaware limited liability company;
(2) Kanishka Roy is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference. Plum Partners IV, LLC ("Sponsor") is the record holder of (i) 5,675,000 Class B ordinary shares, which are convertible into Class A ordinary shares as more fully described in the Issuer's Registration Statement, (ii) 570,000 restricted Class A ordinary shares, and (iii) 440,000 Class A ordinary shares that are included in the private placement units. The amount reflected does not include 220,000 Class A ordinary shares that are included in 220,000 private placement warrants which are also included in the private placement units.
Percent of class: 27.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,685,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,685,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Plum Partners IV, LLC: /s/ Kanishka Roy, Kanishka Roy, Managing Member (03/28/2025)
- Kanishka Roy: /s/ Kanishka Roy, Kanishka Roy (03/28/2025)
Comment: 99.1 Joint Filing Agreement